UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170009

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
richard.grossman@skadden.com

Re: American Express Company
Incoming letter dated December 13, 2016

Dear Mr. Grossman:

This is in response to your letter dated December 13, 2016 concerning the shareholder proposal submitted to American Express by Peter W. Lindner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Peter W. Lindner
FISMA & OMB Memorandum M-07-16

January 6, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 13, 2016

The proposal relates to the company's employee code of conduct and other matters.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
(212) 735-2116
DIRECT FAX
(917) 777-2116
EMAIL ADDRESS
RICHARD.GROSSMAN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

December 13, 2016

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE: American Express Company
Securities Exchange Act of 1934 — Rule 14a-8
Exclusion of Shareholder Proposal Submitted by Peter W. Lindner

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of American Express Company (the "Company") to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") of Mr. Peter W. Lindner (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 Annual Meeting").

In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB No. 14D"), I am emailing to the Staff this letter, which includes the Proposal as submitted to the Company on November 15, 2016, attached along with related correspondence with the Proponent as Exhibit A. A copy of the notice of deficiency sent by the Company on November 22, 2016 is attached hereto as Exhibit B. A copy of this submission is being sent simultaneously to the Proponent. Finally, Rule 14a-

8(k) and Section E of SLB No. 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

SUMMARY OF THE PROPOSAL

The request contained in the Proposal is set forth below.

> Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance on its provisions, especially with regard to discrimination against employees; the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders and Mr. Lindner. This shall include a Truth Commission, patterned after the Truth Commissions used in South Africa to end Apartheid.

BACKGROUND AND SIMILARITY TO PRIOR PROPOSALS

As an initial matter, the Company notes that the Proposal is substantially identical to the proposals (each, a "Prior Proposal") that the Proponent submitted for inclusion in the Proxy Materials for each of the Company's 2007, 2008, 2009, 2010, 2011, 2012, 2013 and 2014 annual meetings of shareholders. The Staff concurred with the exclusion of each of the Prior Proposals pursuant to (i) Rule 14a-8(e)(2) as a matter having been submitted after the deadline for the submission of shareholder proposals (in the case of the 2008, 2010, 2012, 2013 and 2014 annual meetings); (ii) Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations (in the case of each of the 2007 and 2009 annual meetings); and (iii) Rule 14a-8(i)(4) as a matter relating to the redress of a personal claim or grievance (in the case of the 2011 annual meeting). A copy of the Prior Proposals submitted by the Proponent in connection with the 2007, 2008, 2009, 2010, 2011, 2012, 2013 and 2014 annual meetings, together with the Staff's response to the Company's no-action request letters related thereto, are attached as Exhibits C, D, E, F, G, H, I and J, respectively.

We also note that three separate courts have ruled that the Prior Proposals were excludable. In connection with a lawsuit that the Proponent brought against the Company, the Proponent, notwithstanding the Staff's no-action letter, sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2009 annual meeting of shareholders. In a bench ruling upholding the Staff's no-action letter and finding that the Company did not need to include the Prior Proposal in its proxy materials, U.S. District Court Judge John G. Koeltl stated, "[i]n light of the deference accorded to the no-action letter, the plaintiff has failed to show a likelihood of succeeding on the merits of a claim that his shareholder proposal must be included in [the Company's] proxy materials." Transcript of Preliminary Injunction Hearing at 27:20-25, Peter W. Lindner v. American Express et al., No. 06 Civ. 3834 (S.D.N.Y. April 23, 2009).

Additionally, in connection with a separate lawsuit filed in January 2010 (the "First 2010 Action"), the Proponent ultimately sought a court order regarding the Prior Proposal that the Proponent submitted to the Company in connection with the Company's 2011 annual meeting of shareholders (the "2011 Annual Meeting"). In the First 2010 Action, on June 27, 2011, James L. Cott, United States Magistrate Judge recommended that "the Court should also dismiss Lindner's claims relating to the 2011 proposal because American Express properly excluded that proposal under SEC Rules 14a-8(i)(4) and 14a-8(i)(7)." On August 15, 2011, U.S. District Court Judge Jed S. Rakoff entered an order adopting Magistrate Judge Cott's recommendation, and on August 20, 2011, he entered an order reaffirming the August 15, 2011 order. The Proponent filed to appeal this ruling to the United States Court of Appeals for the Second Circuit, and such Court issued an order on January 11, 2012 dismissing the Proponent's appeal.

Simultaneously, while his application to proceed *in forma pauperis* in the First 2010 Action was pending, in March 2010 the Proponent sought a court order to require that the Company include the Prior Proposal in its proxy statement in connection with the Company's 2010 annual meeting of shareholders (the "2010 Annual Meeting") (the "Second 2010 Action"). In the Second 2010 Action, U.S. District Court Judge Sidney H. Stein upheld the Staff's no-action letter and found that the Company did not need to include the Prior Proposal in its proxy materials, stating that "because it is untimely, in part because there's support for that position in the no-action letter of the SEC, I'm finding that [the Company] has no obligation to include [the Proponent's] request for a proposal on the ballot to go to the shareholders." Transcript of Preliminary Injunction Hearing and Trial at 15:12-16, Peter Lindner v. American Express et al., No. 10 Civ. 2267 (S.D.N.Y. April 2, 2010).

The Proponent filed a complaint against the Company and others in the Southern District of New York in April 2012 alleging, with respect to the Company, that the Company misled the Court in connection with the prior litigations described above, and such case was dismissed *sua sponte* by the Court on May 7, 2012.

Certain of the Court orders and transcripts from the prior litigations with the Proponent have been filed as exhibits to the Company's no-action request letters made with respect to the Prior Proposals.

This letter sets forth reasons for the Company's belief that the Proposal may be properly excluded from the Proxy Materials. These reasons are substantially similar to the reasons set forth in previous letters to the Staff that have been submitted by, or on behalf of, the Company in relation to exclusion of the Prior Proposals from the Company's proxy materials for its prior annual meetings.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to timely establish his eligibility to submit the Proposal;
- Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal and the accompanying supporting statement exceed 500 words;
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations;
- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company; and
- Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements.

1. The Company may omit the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely establish his eligibility to submit the Proposal.

Under Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements prescribed in Rule 14a-8(a) through (d), a company may omit the proponent's proposal, so long as the company has notified the proponent of the deficiency within 14 calendar days of receiving the proposal, and the proponent failed adequately to correct such deficiency. The proponent's response must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received the company's notification.

In addition, pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal for a company's annual meeting, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year, preceding and including the date that the proposal was submitted. Rule 14a-8(b)(2) further provides that if a proponent does not appear in the company's records as a registered holder of the requisite value or number of the company's securities, the proponent must prove ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 as proof of ownership.

As indicated above, the Proponent mailed the Proposal to Ms. Schwartz on November 15, 2016. At the time the Proponent submitted the Proposal, the Proponent failed to include the necessary proof of ownership as required under Rule 14a-8(b)(2) to demonstrate the Proponent's eligibility under Rule 14a-8(b)(1). Moreover, upon examination of the Company's Shareholder Register, the Company was not able to verify the Proponent's eligibility on its own because the Company's records indicated that the number of common shares held by the Proponent at the time of submission was 12.465913[1] with a market value of $894.05, which did not meet the minimum $2,000 dollar value, or 1%, of the Company's common shares prescribed by Rule 14a-8(b)(1). Accordingly, on November 22, within 14 days of the Company's receipt of the Proposal, the Company sent via FedEx and electronic mail (based on the contact information contained in the Proponent's letter and consistent with the methods of communication used by the Company and the Proponent in connection with Prior Proposals) a notice of deficiency to the Proponent. The notice of deficiency stated that (i) the Proposal, including the accompanying supporting statement, had exceeded 500 words and (ii) the Proponent had failed to provide written evidence of his stock ownership as required by Rule 14a-8(b). The notice of deficiency further requested that the Proponent remedy these deficiencies within 14 calendar days and included a copy of Rule 14a-8. *See* Exhibit B.

The 14-day deadline to respond to the notice of deficiency expired on December 6, 2016. As of the date of this letter, the Company has not yet received a response from the Proponent that would adequately cure the eligibility deficiency described above. Accordingly, the Company believes that it may omit the Proposal as the Company has met its obligation to notify the Proponent of this eligibility deficiency within 14 calendar days of receiving the Proposal, and the Proponent has failed to provide proof of continuous ownership for the requisite time period within the timeframe prescribed by Rule 14a-8(f)(1).

Indeed, the Staff has consistently concurred in the exclusion of a stockholder proposal under Rule 14a-8(f)(1) where the proponent failed to timely provide documentary support evidencing ownership as required by Rule l4a-8(b)(1). For example, in *FedEx Corporation* (July 5, 2016), the Staff concurred with the exclusion of a proposal where the proponent responded to the deficiency letter four days after the deadline. *See also e.g., ITC Holdings Corp.* (February 9, 2016) (concurring with exclusion of the proposal where the proponent responded to the deficiency letter 21 days after the deadline); *General Mills, Inc.* (June 7, 2016) (concurring with exclusion of the proposal where the proponent failed to respond to a deficiency letter within 14 days of receipt of the letter); *American Tower*

---

[1] Note: According to the latest Form 10-Q filed by the Company with the Commission on October 25, 2016, there were 917 million common shares outstanding as of September 30, 2016. Therefore, the number of common shares held by the Proponent represents less than 0.00001% of the Company's outstanding common shares.

Corporation (February 18, 2015) (concurring with exclusion of the proposal where the proponent failed to respond to a second deficiency letter within 14 days of receipt of the letter); *Genworth Financial, Inc.* (Feb. 3, 2015) (concurring with exclusion of the proposal where the proponent failed to respond to a deficiency letter within 14 days of receipt of the letter); *Citigroup Inc.* (Feb. 12, 2014) (concurring with exclusion of the proposal where the proponent failed to respond to a deficiency letter within 14 days of receipt of the letter).

Accordingly, we respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded from the Proxy Materials because the Proponent has failed to timely establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

2. The Company may omit the Proposal pursuant to Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal and the accompanying supporting statement exceed 500 words.

Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. The Staff has explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14"). On numerous occasions, the Staff has concurred that a company may exclude a proposal under Rule 14a-8(d) and Rule 14a-8(f)(1) because the proposal exceeds 500 words. *See, e.g.*, *Danaher Corp.* (Jan. 19, 2010); *Procter & Gamble Co.* (July 29, 2008); *Amgen, Inc.* (Jan. 12, 2004) (in each instance concurring in the exclusion of a proposal that contained more than 500 words). *See also Amoco Corp.* (Jan. 22, 1997) (concurring in the exclusion of a proposal where the company argued that the proposal included 503 words and the proponent stated that the proposal included 501 words).

For purposes of calculating the number of words in a proposal, the Staff has indicated that hyphenated terms should be treated as multiple words. *See Minnesota Mining & Manufacturing Co.* (Feb. 27, 2000) (concurring in the exclusion of a proposal that contained 504 words, but would have contained 498 words if hyphenated terms and words separated by "/" were counted as one word). Similarly, the Staff has indicated that numbers and symbols should be treated as separate words. *See Intel Corp.* (Mar. 8, 2010) (stating that, in determining that the proposal appeared to exceed the 500-word limitation, "we have counted each percent symbol and dollar sign as a separate word").

Following the principles applied in the precedents described above, the Company has determined that the Proposal contains 560 words. As part of its calculation, the Company has treated hyphenated words, such as "Amex-Lindner," "Sarbanes-Oxley," "non-compliance" and "ex-VP," as multiple words. Such treatment is further supported by the definition of “hyphenate”. According to the Merriam-Webster’s Collegiate Dictionary (the Eleventh Edition), “hyphenate” means “to connect (as two words) or divide (as a word at the end of a line of print) with a hyphen.” In each of these four instances (“Amex-Lindner”, “Sarbanes-Oxley”, “non-compliance” and “ex-VP”), the hyphen was used to connect two words rather than to divide a word that is at the end of a line. As such, each of the above hyphenated words should count as multiple words rather than just one word. In addition, just as a proponent would not be able to circumvent the 500-word limitation by using excessive hyphenation or numbers, a proponent should not be able to artificially circumvent the 500-word limitation by using undefined acronyms. Therefore, the Company has counted undefined acronyms and abbreviations, such as “SEC,” “FRCP,” “EEOC” and “SOX,” as if such acronyms or abbreviations were spelled out. Thus, each such acronym and abbreviation would count as multiple words. Similarly, the expression “Amex,” which appears repeatedly (14 times) in the Proposal and the accompanying supporting statement, is also a combination of two words (“American Express”) and thus should be counted as such. Based on this approach, the Company has determined that the Proposal contains 560 words. However, even if the expression “Amex” is treated as a single word, the total number of words including the spelled-out acronyms and abbreviations would be 546, well above the 500-word limit. Moreover, even if all the acronyms and abbreviations are treated as a single word, the total word count for the Proposal and the accompanying supporting statement would still be 504, in excess of the 500-word limit. Therefore, regardless of the treatment for the expression “Amex” and the undefined acronyms and abbreviations, the Company believes that the Proposal already exceeds 500-word limitation prescribed by Rule 14a-8(d).

Pursuant to Rule 14a-8(f)(1), if a proponent fails to follow one of the eligibility or procedural requirements prescribed in Rule 14a-8(a) through (d), the company may omit the proponent’s proposal, so long as it has notified the proponent of the deficiency within 14 calendar days of receiving the proposal, and the proponent has failed adequately to correct such deficiency. As described above, the Company duly notified the Proponent of the fact that his Proposal exceeded the 500-word limitation in the notice of deficiency dated November 22, 2016. As of the date of this letter, the Company has not yet received from the Proponent a revised version of the Proposal that would adequately cure the word limit deficiency described above.

Accordingly, we respectfully request the Staff’s concurrence with the Company’s view that the Proposal may be excluded from the Proxy Materials because the Proposal exceeds the 500-word limitation contained in Rule 14a-8(d) and Rule 14a-8(f)(1).

3. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The supervision and discipline of employees are core management roles that lie at the heart of the Company's ordinary business operations. To the extent that the Proposal seeks to establish "mandatory penalties" for violations of the Company's Employee Code of Conduct (the "<u>Code</u>"), and to the extent that those penalties would be formulated in part by shareholder representatives, employee representatives and "outside experts," management's ability to make day-to-day disciplinary decisions would be severely constrained.

The Staff has consistently determined that proposals that relate to the promulgation, monitoring and compliance with codes of conduct may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. Indeed, in substantially similar proposals made by the Proponent in 2007 and 2009, the Staff concurred with the Company's view that such Prior Proposals could be excluded from the Company's proxy materials "under rule 14a-8(i)(7), as relating to [the Company's] ordinary business operations (i.e., terms of its code of conduct)." *See* <u>Exhibits C</u> and <u>E</u>. *See also e.g.*, *International Business Machines Corp.* (Jan. 7, 2010) (concurring with exclusion of the proposal where the proponent requested IBM restate and enforce its standards of ethical behavior on the basis that "[p]roposals that concern general adherence to ethical business practices are generally excludable under rule 14a-8(i)(7)"); *AES Corp.* (Jan. 9, 2007) (concurring with exclusion of the proposal where the proponent sought to have AES establish an ethics oversight committee); *Monsanto Co.* (Nov. 3, 2005) (concurring with exclusion of the proposal where a proponent requested the formation of an ethics oversight committee to insure compliance with, *inter alia*, Monsanto's code of conduct); *NYNEX Corp.* (Feb. 1, 1989) (concurring with exclusion of the proposal where the proponent sought to form a special committee to revise the existing code of corporate conduct on the basis that such proposal fell within the purview of "ordinary business operations" and could therefore be excluded); *Transamerica Corp*. (Jan. 22, 1986) (concurring with exclusion of the proposal to form a special committee to develop and promulgate a code of corporate conduct). In each of these instances, proposals relating to codes of company conduct were deemed to be excludable as ordinary business.

Accordingly, we respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded from the Proxy Materials because it concerns the Company's ordinary business operations pursuant to Rule 14a-8(i)(7).

4. The Company may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal claim or grievance against the Company.

Under Rule 14a-8(i)(4), a proposal may be excluded if it relates to the redress of a personal claim or grievance against the registrant and is designed to result in a benefit to the proponent or to further a personal interest not shared with other shareholders at large. The Commission has stated that Rule 14a-8(i)(4) is designed "to insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). As explained below, the Company submits that the Proposal emanates directly out of a personal grievance that the Proponent, a former employee of the Company whose employment was terminated in November 1998, bears toward the Company and its management.

As noted above, the Staff concurred with the Company that a proposal that was substantially similar to the Proposal could be excluded from the Company's proxy materials in connection with the 2011 Annual Meeting pursuant to Rule 14a-8(i)(4) because "the proposal appears to relate to the redress of a personal claim or grievance against the company."

Like the proposal submitted to the Company in connection with the 2011 Annual Meeting, the fact that the Proposal stems from the Proponent's personal grievance against the Company is clear on the face of the supporting statement included with the Proposal. The Proposal's supporting statement refers to alleged actions of Company employees, which the Proponent describes as "illegal and contrary to the June 2000 Amex-Lindner Contract signed by Amex." The supporting statement also alleges that an attorney representing the Company "falsely told the Court that Amex did not interfere with Lindner's filing with the SEC in 2007" and makes other claims related to the Proponent's personal grievance against the Company. In addition, the supporting statement seeks to incorporate a video and a website "for deep background." The referenced website is composed primarily of blog entries by the Proponent dating back to January 2009, which all relate to the Proponent's personal grievance. In a blog entry, which is dated April 16, 2010, the

Proponent states, among other things, "I'm fighting for my case." To the extent that the Proposal arises from the Proponent's personal dispute with the Company regarding the enforcement of its disciplinary codes, other Company shareholders should not be required to bear the expenses associated with its inclusion in the Proxy Materials.

The Proponent, moreover, has a history of engaging in litigation with the Company, including litigation relating to the Prior Proposals. Since the date of his termination, the Proponent has instituted several actions against the Company. Shortly after his dismissal, the Proponent filed a gender discrimination charge with the U.S. Equal Employment Opportunity Commission ("EEOC") (EEOC Charge #160992838) and proceeded *pro se* with a defamation action in the Civil Court of the City of New York against the Company and two of his former supervisors (Index No. 038441-CVN-1999). Although these actions were settled in June 2000, he subsequently brought another action against the Company, in the U.S. District Court for the Southern District of New York (Civil Action No. 06 CV 3834), alleging, *inter alia*, breach of the earlier settlement agreement and defamation. The Proponent and the Company settled this action in November 2010. Additionally, the Proponent brought two separate actions against the Company in the U.S. District Court for the Southern District of New York to challenge the exclusion of two Prior Proposals (Civil Action No. 10 CV 2228; Civil Action No. 10 CV 2267).

Based in part on the repeated submission of substantially similar proposals over a period of several years, the Company believes that it is clear that the Proponent has submitted the Proposal in an effort to exact retribution against the Company, which terminated his employment in 1998. The Commission has repeatedly allowed the exclusion of proposals presented by disgruntled former employees with a history of confrontation and litigation with the company as indicative of a personal claim or grievance within the meaning of Rule 14a-8(i)(4). *See, e.g., American Express Co.* (Jan. 13, 2011) (attached hereto as Exhibit G); *General Electric Co.* (Jan. 12, 2007); *Morgan Stanley* (Jan. 14, 2004); *International Business Machines Corp.* (Dec. 18, 2002); *International Business Machines Corp.* (Nov. 17, 1995); and *Pfizer Inc.* (Jan. 31, 1995).

Accordingly, we respectfully request the Staff's concurrence with the Company's view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(4) because it, like the Prior Proposal submitted by the Proponent in connection with the 2011 Annual Meeting, relates to the Proponent's personal claim or grievance against the Company.

5. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3), which permits a company to exclude from its proxy materials a shareholder proposal or supporting statement that is "contrary to the Commission's proxy rules, including 17 C.F.R. §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that it would concur in a registrant's reliance on Rule 14a-8(i)(3) to exclude a proposal if (i) the registrant demonstrates that the proposal is materially false or misleading or (ii) the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (Sep. 15, 2004).

The Company believes that the Proposal contains materially false and misleading statements within the meaning of Rule 14a-9. Note (b) to Rule 14a-9 provides that "material which directly or indirectly [...] makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be false and misleading. In this case, the Proposal contains several statements charging the Company and its management with improper conduct. In particular the Proposal alleges that (i) "This issue [discrimination] has been raised and suppressed by Amex since April 2007," and (ii) "secondary relief measures are not working." In violation of Rule 14a-9, and contrary to the position of the Commission, the Proponent has not provided (and the Company submits the Proponent cannot provide) any factual foundation to support these allegations. The Staff has allowed the exclusion of proposals based on their lack of factual foundations, including in the case of *Eastern Utilities Associates* (Mar. 4, 1975) (proposal to establish a committee of the corporation to "reserve the resources of the corporation and prevent possible economic disaster by failure of management of the corporation to fully comply with fair labor practices as defined by the United States Equal Employment Opportunity Commission" was excluded for violation of Rule 14a-9 due to lack of factual foundation). The Staff, in granting no-action relief, specifically stated that "the proposal may be violative of Rule 14a-9" because "the proposal is phrased in a manner that suggests that the management has failed to comply with the existing rules and regulations of the U.S. Equal Employment Opportunity Commission, but no factual support has been furnished by the proponent to support that implied allegation," which is exactly the case with respect to the allegations contained in the Proposal. Statements of a similar nature also appear throughout the Proposal and the accompanying supporting statement submitted by the Proponent. For example, the Proposal specifically requires the inclusion of "mandatory penalties" for non-compliance with the Company's Employee Code of Conduct, "especially with regard to discrimination against employees." The accompanying supporting statement further alleges that the management "lied" to the shareholders about the management's compliance with the Company's Employee Code of Conduct and requests that the Company "fully comply with Sarbanes-Oxley and all its filings with the SEC including the Code of Conduct … to all EEOC cases, even if detrimental to Amex by showing non-compliance with the law or any written contract signed by Amex."

In addition, Note (b) to Rule 14a-9 further provides that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation," may be misleading within the meaning of Rule 14a-9 and, as a result, excludable from a company's proxy materials by virtue of Rule 14a-8(i)(3). The Staff has consistently concurred with the exclusion of proposals on this basis where the proposals suggest a company has engaged in wrongdoing without providing any factual support for such implication. *See, e.g.*, *ConocoPhillips* (March 13, 2012) (concurring in the exclusion of a proposal suggesting the company participated in money laundering); *Philip Morris Cos. Inc.* (February 7, 1991) (concurring in the exclusion of a proposal suggesting the company "advocates or encourages bigotry and hate"); *Motorola, Inc.* (March 4, 1988) (concurring in the exclusion of a proposal suggesting the company violated the proxy rules); *Detroit Edison Co.* (March 4, 1983) (concurring in the exclusion of a proposal suggesting the company unlawfully influenced the political process and engaged in "circumvention of regulation" and "corporate self-interest") and *Gulf & Western Industries, Inc.* (October 23, 1975) (concurring in the exclusion of a proposal suggesting the company was responsible for "acts of violence"). In this case, the Proposal contains assertions and insinuations regarding the character, integrity and personal reputation of the Company's management. In particular, the Proposal demands Mr. Chenault, the Company's CEO and Chairman of the Board, to explain at the 2017 Annual Meeting (i) how his management "covered up" the "illegal actions" of the Company's employees and why such actions were illegal and (ii) why Mr. Chenault "lied" to the Company's shareholders that the Company was in compliance of the Company's Employee Code of Conduct. These assertions directly impugn the character, integrity and personal reputation of Mr. Chenault and the Company's management by alleging they engaged in improper and illegal conduct without factual foundation in violation of Rule 14a-9.

Moreover, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite may be excluded pursuant to Rule 14a-8(i)(3) as inherently false and misleading. *See*, *e.g.*, *Cisco Systems*, *Inc.* (Oct. 7, 2016) (proposals excludable because "in applying this particular proposal, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Walgreens Boots Alliance, Inc.* (Oct. 7, 2016) (same); *The Proctor & Gamble Company* (Oct. 25, 2002) (proposal excluded for violation of Rule 14a-9 as vague and indefinite); *Philadelphia Electric Company* (Jul. 30, 1992) (proposal excludable because "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal at hand is inherently vague and indefinite because it fails to define critical terms or otherwise provide guidance as to how it should be implemented. No definition of "outside experts" is provided, for example, and no explanation is given as to how such experts would be selected. Likewise, the Proposal contains no elaboration of the process whereby "representatives of Amex's board, management, employees and shareholders" will be chosen. Finally, no guidance whatsoever is provided as to the functioning of the review and amendment process itself. Without such information, as in *Cisco Systems, Inc.* and *Walgreens Boots Alliance, Inc.*, neither the Company's shareholders nor the Company would be able to determine with reasonable certainty what actions need to be taken in order to implement the Proposal. In addition, as was the case in *Philadelphia Electric Company*, any action taken by the Company pursuant to the Proposal could easily prove to be significantly different than the action shareholders voting on the Proposal had envisioned.

Accordingly, for these reasons, the Company respectfully requests the Staff's concurrence with the Company's view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) because it (i) is inherently vague and indefinite, (ii) impugns the character of the Company's management without factual foundation and (iii) is materially false and misleading.

CONCLUSION

For the foregoing reasons, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Richard J. Grossman

Richard J. Grossman

Attachments

cc: Carol V. Schwartz, Esq.
American Express Company

Mr. Peter W. Lindner

FISMA & OMB Memorandum M-07-16

EXHIBIT A

Tuesday, November 15, 2016 3:13 PM

Carol V. Schwartz
Secretary and Chief Governance Officer
American Express
200 Vesey St
NYC, NY 10281

Certified Mail

FISMA & OMB Memorandum M-07-16

cc: SEC via email cfletters@sec.gov

Dear Ms. Schwartz:

Please acknowledge receipt and acceptance of this formal request for my 2017 Shareholder proposal to Amex, and certify that I met the time requirement, and that I be both on the ballot for Board of Directors and that this Shareholder proposal be included in the proxy sent by Amex to shareholders. My letter for nomination to the Board is substantially the same as before since 2007, and incorporate that herein by reference (as was my June2000 Amex-Lindner contract incorporated in other agreements by reference.)

Given the accusations of sexual harassment in the 2016 Clinton-Trump Presidential contest, women and men should be more sensitive to such accusations, and especially to denials which strain credibility.

AMERICAN EXPRESS: THE TEXT OF THE SHAREHOLDER ETHICS PROPOSAL 2017

*************Start of Shareholder Proposal 2017***************

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance on its provisions, especially with regard to discrimination against employees; the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders and Mr. Lindner. This shall include a Truth Commission, patterned after the Truth Commissions used in South Africa to end Apartheid.

CEO Chenault in the April 2017 meeting shall under oath and videotaped available on the internet explain

1. his management team's involvement in covering up the illegal actions of Qing and of Amex VP Jason Brown, Esq., and
2. why they were illegal and contrary to the June 2000 Amex-Lindner Contract signed by Amex,
3. why Attorney Joe Sacca of Skadden Arps falsely told the Court that Amex did not interfere with Lindner's filing with the SEC in 2007,
4. why Chenault lied to the Shareholders that Management (which includes VP Brown, and VP Qing, and President Gupta) complied with the Code, when Qing and Brown admitted on videotape in January 2009 under oath that they violated it, and
5. why Amex possibly pressured a federal Judge to stop Shareholders and the SEC from seeing the videotaped **admission of guilt by Qing & Brown** and that Amex will agree to release said tapes for public viewing

The CEO shall file a yearly statement with the SEC of any monies paid directly or indirectly to any official in the USA, including Judges.

Amex shall fully comply with Sarbanes-Oxley and all its filings with the SEC including the Code of Conduct and with FRCP 26 on giving email and Electronically Stored Information (ESI) to all EEOC cases, even if detrimental to Amex by showing non-compliance with the law or any written contract signed by Amex.

CEO Chenault shall release all email and personnel files to complainants in EEOC matters (as is required by FRCP 26) and is standard for ALL employment disputes since 1997.

This Shareholder Proposal shall include both

- a video
- and a website for deep background ***FISMA & OMB Memorandum M-07-16***

Amex shall petition the Court to release the video tapes owned and purchased by Peter Lindner. As in the Romney video of "47%" of the US do not pay income taxes, a mere transcript does not suffice, as it would be said to be "out of context," and the visual context and the entire speech can be examined to show that indeed the interpretation can be viewed as a piece of a whole.

This Shareholder Proposal is allowed under SEC rules of "significant matters", e.g. regarding discrimination. This issue has been raised and suppressed by Amex since April 2007, both legally and perhaps illegally, and should be given a full hearing now, including why secondary relief measures are not working, such as SOX certification by the Accountants and investigation by the Amex CEO (Chenault), Ash Gupta (the manager of ex-VP Lin) and Louise Parent (manager of Brown).

*************End of Shareholder Proposal 2017***************

The above Shareholder Proposal is under 500 words:

Word Count

Statistics:

Pages	2
Words	498
Characters (no spaces)	2,516
Characters (with spaces)	3,023
Paragraphs	15
Lines	49

☐ Include textboxes, footnotes and endnotes

Close

I certify that I own at least $2,000 in American Express Shares for over 5 years, and perhaps $20,000.

Also, please confirm in writing that I am speaking at AMEX 2017 Shareholder meeting, and please indicate what time I will speak and for how many minutes I will be allowed. I note that Mr. Joe Sacca, Esq. falsely wrote me on Tuesday, April 16, 2013 12:06 PM that "You will receive the same opportunity to address the shareholder meeting as you have been afforded in prior years," since Amex had gone to federal court to stop me from attending or even speaking to the "shareholder meeting" in a prior year, specifically 2007.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Document titled: " The Text Of The Shareholder Ethics Proposal 2017 ver a.doc"

FISMA & OMB Memorandum M-07-16

US POSTAGE AND FEES PAID
FIRST-CLASS
Nov 15 2016
Mailed from ZIP 10003
1 oz First-Class Mail Letter

endicia.com

071S00777793

USPS CERTIFIED MAIL

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

FOLD ALONG THIS LINE

EXHIBIT B

American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

November 22, 2016

VIA FEDEX AND EMAIL

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

RE: Notice of Deficiency

Dear Mr. Lindner:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") you submitted to American Express Company (the "Company") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in the Company's proxy materials for the 2017 Annual Meeting of Shareholders (the "Annual Meeting").

Rule 14a-8(d) under the Exchange Act specifies that any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the proposal and supporting statement so that they do not exceed 500 words.

In addition, under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of the Company's common shares for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our transfer agent has confirmed that its records indicate that you are the registered holder of 12.465913 shares of the Company's common stock with a market value of $894.05, which does not meet the minimum $2,000 dollar value prescribed by Rule 14a-8. You may hold additional shares through a record holder. Accordingly, we ask that you please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository

Trust Company (DTC) verifying that, at the time you submitted your proposal (November 15, 2016), you continuously held for at least one year additional Company common shares such that you have met the eligibility requirement to have held at least $2,000 in market value of Company common shares continuously for at least one year preceding and including November 15, 2016.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of the Company's common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the revised proposal and such other documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. The Company reserves the right to seek relief from the SEC as appropriate, including on substantive grounds under Rule 14a-8.

Very truly yours,

Carol V. Schwartz

Carol V. Schwartz
Secretary

Enclosure

EXHIBIT A

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

EXHIBIT C

January 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 15, 2006

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Tamara M. Brightwell
Special Counsel

END

EXHIBIT A

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 30, 2006

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2007.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus ___ shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT D

February 4, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 11, 2008

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Greg Belliston
Special Counsel

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: December 30, 2007

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2008.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code is frequently breached and never enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT E

January 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 17, 2008

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(7), as relating to American Express' ordinary business operations (i.e., terms of its code of conduct). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Damon Colbert
Attorney-Adviser

re: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: September 6, 2008

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 20, 2009.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) Reasons for bringing such business to the annual meeting.

Personal experience and anecdotal evidence show that the Code has been breached and not enforced. Rather, management (VP and above) regard the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders.

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: 2 shares, plus over 500 voting shares in ISP and Retirement Plan. (Number to be confirmed by Amex.)

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT F

February 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated January 12, 2010

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule l4a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

EXHIBIT A

12/29/2009 ***FISMA & OMB Memorandum M-07-16*** 0001/0005

DEC 2009 RECEIVED Carol V. Schwartz

Tuesday, December 29, 2009
Via Fax: 212-640-0135

To the Nominating Committee at American Express (Amex):

This is my annual letter[1] asking to be **listed on the Proxy for April 2010 as a nominee for the Amex Board of Directors**. I ask, some would use the word "demand", to be interviewed for that position, especially since Amex has gone to Federal Court not once (in 2007) but twice (in February 2009 also) to stop me from even communicating with Amex, its shareholders, the SEC and Secretary of the Corporation Stephen Norman. I intend to get a show cause order from USDJ Koeltl, as His Honor said last year that if I don't get **my Shareholder Proposal on the proxy this year** for 2010, I should get an order from him in January 2010. Last year I tried in March 2009, which His Honor USDJ Koeltl felt was too late.

Surely I must be a crazy person, whom Amex is trying to shield you from, or else I am a rational person whom they fear. I'd suggest the latter.

I am a bit repetitive, since I don't know what you have seen – or most likely not seen – with regard to my being on the Board. Amex is once again trying to use might rather than reason; and with reason, Amex could make itself a better place for its employees, shareholders and customers. And, by the way, also obey US laws on discrimination.

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts (attached). Amex has formally admitted in Court that they have violated a written settlement agreement that Amex Banking President Ash Gupta and I signed in June 2000. We are beyond the point of "alleged violation." And worse, CEO Ken Chenault spoke to the Shareholder's Meeting in April 2009 and said that the Amex Code is working fine[2]. This may be a misleading statement, as defined by SEC regulations. The next month, Qing Lin who admitted breaching the June 2000 Amex-Lindner Contract had left Amex and his direct manager of 15 years, Ash Gupta to work for a competitor. Maybe Qing was fired, but maybe he quit with a bonus. In my case, it took 4 ½ years for the Amex Code to "work," and $45,000 in my legal bills (and counting), and Amex still has not fixed the "problem," although getting Qing to leave for his breach was a start.

I think you will find my Shareholder Proposal on a Truth Commission for Amex has a worthy public objective.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express. But I also wish you to personally respond to this letter, and not have some proxy at the Secretary of the Corporation's office reply to me.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Attachments:
Appendix 1: Letter to Secr. of the Corp. Stephen Norman of Shareholder Proposal dated September 6, 2008
Appendix 2: Shareholder Proposal of Mr. Lindner

[1] I was able to speak at the April 2009 Shareholder's meeting only by getting a court order in SDNY (Southern District of NY)

[2] Amex's lawyer Ms. Jean Park at Kelley Drye & Warren LLP refused to give me the transcript and/or video of Ken's remarks.

Appendix 1: Peter Lindner's letter of Friday, September 19, 2008 for becoming a member of Amex's Board of Directors

Friday, September 19, 2008

To the Nominating Committee at American Express (Amex):

I applied two years ago to be a director, and you turned me down.

I then applied to be an American Express director via the SEC.

However, as you may (or may not know), our company went to a Federal Judge and got a court order to stop me from communicating to the SEC, from attending the shareholder's meeting and from asking a question at the shareholders' meeting.

It cost me $20,000 in legal fees to get that overturned. The higher judge (US District Judge) felt there were four criteria to stop me, and I was right (and Amex wrong) on all 4. Moreover, there was an additional reason why Amex was wrong, which was cited in his footnote.

I have $80,000 worth of voting shares in Amex, and have not sold a single share in that time. I speak to you as a fellow shareholder and as a former employee.

Given that Amex wrongly stopped me from attending the meeting, and wrongly stopped me from communicating with the SEC (actually, they asked the Judge to retract the submission to the SEC, but the SEC said it could not be done, since a submission immediately goes to computers all over the world), I ask that you both interview me personally and find out if what I am saying is true.

And I point you to document DEF000370, which Amex has, which will show you that indeed Amex violated my rights as an "employee" (title VII of the Civil Rights Act of 1964 says "employee" covers former employees also, as ruled by a unanimous 1997 Supreme Court ruling), and this was recorded by a knowledgeable Amex VP / Lawyer. Moreover, you can read the sealed transcript, both of which I cannot give you, but Amex lawyers can show you to indicate what other restrictions were made upon me, and how the Amex lawyers went so far as to break a promise to the Court (on getting a written document) in order to stop me from going to the SEC, or nominating myself.

Surely, Amex can be a better corporation than these episodes would make you believe.

And that is one of the reasons why I am running for Director of American Express. There is an inherent goodness of Amex, and too often, a few employees – and now maybe a few Vice Presidents and above – lose sight of the virtues of Amex, and do foul things that are unworthy of this firm.

Let me digress with a parallel that may be apt: When a woman is raped, the defense attorney will sometimes try to smear the woman, and ask if she had sex before marriage, if she had an abortion, and various other things that have nothing to do with the fact that she was raped. It is as if she was a less than virtuous woman, and she was asking to be raped, nay, she wanted it and it was not rape. But those questions are asked in open Court in order to embarrass the woman and make her withdraw her accusation. Such is the case at Amex, where the lead attorney in the case said she wanted to know if I had sex with any Amex employees. Whether I have had that or not, it does not mean that it allows Amex to violate a written contract signed by Ash Gupta (Amex President of Banking) and me (Peter Lindner) in June of 2000. Surely, to use the well worn phrases of fifty years ago said to Senator McCarthy:

"Until this moment, Senator, I think I never gauged your cruelty or recklessness...."
[When McCarthy resumed his attack, Welch cut him short:]
"Let us not assassinate this lad further, Senator.... You've done enough. Have you no sense of decency, sir, at long last? Have you left no sense of decency?""[3]

So, yes, I would like to run for director, and yes, I have a shareholder's proposal to investigate Amex's violations of promises and laws and contracts.

And I think Amex would be a better place if such things were investigated. And, by the way, it is questionable whether I would have won as Director of Amex in April 2007. But you know that Amex's dirty tactics then and now (as recently as May2008) should not be called for in a civil election nor in a Fortune 500 company.

I look forward to personally meeting you, providing you information, and I hereby request your vote and your interest in my nomination for Director of American Express.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

[3] From http://en.wikipedia.org/wiki/Army-McCarthy_Hearings

Appendix 2: Peter Lindner's Shareholder Proposal

NOTICE OF SHAREHOLDER PROPOSAL

To:
Stephen P. Norman (or to his replacement)
Secretary
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: December 29, 2009

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company to be held on or about April 24, 2010.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) **Brief description of business proposal.**

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders.

(b) **Reasons for bringing such business to the annual meeting.**

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) **Name and address of shareholder bringing proposal:**

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

EXHIBIT G

January 13, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 9, 2010

The proposal mandates that the company amend its Employee Code of Conduct "to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a 'Truth Commission,'" after an independent outside compliance review of the Code.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Date: November 8, 2010 (previously sent: September 22, 2010)

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2011. **Please confirm the timely receipt of this proposal**, which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. Please also respond to this proposal as if it were given during the normal timeframe of December 2010, so that we can agree on what should remain, and what Amex disagrees on whether certain facts are true.

Please **also** confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action

---

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:

> **"Friday, April 06, 2007**
>
> ...
>
> Dear Judge Koeltl,
>
> Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.
>
> I repeat my advice to all parties that **I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**
>
> As I have continued to do, I will abide by the confidentiality agreement.
>
> Sincerely,
>
> Peter W. Lindner"
>
> [Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

before Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that it refutes Amex's claims in writing and orally to The Court (in the person of The Honorable USDJ Koeltl) that Amex did not stop Peter Lindner from communicating with the SEC.
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 28, 2006, yet denied it in a letter to me that very next day in March 1, 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And whether both managers[3] of Qing & Jason (Ash Gupta and the head of the

---

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

" 10

94n3linc Motion

MR. SACCA: Good afternoon, your Honor. I will be very brief. I don't intend to repeat anything that was in our papers, unless your Honor would like clarification.

I would like to address just a couple points. One is the accusation that we've made misrepresentations to the Court about Mr. Lindner's ability to communicate with the SEC. There is in fact **no evidence in the record that Mr. Lindner was under any prohibition from responding to the SEC** in response to American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

[3] According to the "Whistleblower Policy" such information should be reported immediately to the General Counsel's Office ("GCO"), especially in violation of "the law and its Code of Conduct", and that insofar as Mr. Lindner understands, Amex has not disciplined Mr. Brown for violation of section 3.3, nor has followed section 3.5. Indeed, Amex may well have retaliated against Mr. Lindner as "whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true". In terms of the events of Mar/Apr2005, the "allegations of impropriety" which were not only what Mr. Lindner "reasonably believe[d] to be true", but were true in almost each and every respect, but denied by Amex for the five year period from July 2005 to the present of November 2010. In fact, had Amex followed their alleged Policies and Code, as well as following SOX and Title VII of the Civil Rights Act of 1964, this matter would have ended (for various reasons) in ten separate times over 5+ years:

- April 2005 (by Qing Lin, upon being asked for a job reference by FischerJordan, and then breaching the agreement of June 2000, but also the Code by not reporting to his manager of over a decade: Ash Gupta),
- July 2005 (by Ash Gupta, currently Amex's Banking President),
- December 2005 (by Stephen Norman, then Secretary of the Corporation),
- February 2006 (by Jason Brown, Amex's VP and General Counsel's Office),

GCO) were apprised in February 2006. Mr. Brown's actions may have also violated the Sarbanes-Oxley (SOX) law and SEC regulations on filing false or misleading documents (to wit: the Amex Code of Conduct and the Amex Whistleblower policies)

4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true. Amex has asked and succeeded in putting the videotaped

---

- April 2008 (by Amex's counsel, when turning over Jason Brown's handwritten notes re: Qing's breach),
- April 7 2009 (by Ash's interrogatories)
- April 2009 (by Amex's co-counsel's from Skadden and from Kelley Drye Warren, and Jason Brown)
- January 2009 (by Qing, Jason Brown, and Amex's counsel),
- April 2009 (by Ken Chenault's misleading statements to Shareholders, uncorrected by Ash, Qing & Jason) ,
- April 2010 (by Ken Chenault's misleading statements to Shareholders, uncorrected by himself).

"Purpose of this Policy

This policy establishes guidelines and procedures for handling whistleblower claims. Consistent with the Company's commitment to maintain the highest standards of integrity, which is one of its Blue Box Values, compliance with the law and its Code of Conduct is a responsibility that everyone in the organization must assume. By appropriately responding to allegations by employees, suppliers, customers or contractors that the Company is not meeting its legal obligations, the Company can better support an environment where compliance is the norm and thereby avoid a diminution in shareholder value.
[...]

3.3 Employee responsibilities

Employees suspecting serious breaches of policy or the law must report them immediately to their supervisors. [...]

3.5 Disciplinary measures

Once investigated, a decision on what course of action to take based on the findings of the investigation must be approved by the Company's General Counsel and the General Auditor. The heads of these two functions will apprise the Audit Committee of the Board of Directors as appropriate.

Disciplinary measures will depend on the circumstances of the violation and will be applied in consultation with Human Resources and the GCO. Consideration will be given to whether or not a violation is intentional, as well as to the level of good faith shown by an employee in reporting the violation or in cooperating with any resulting investigation or corrective measures.

3.6 Retaliation Against Whistleblowers

No adverse employment action, e.g., termination, counseling, lower rating, etc., may be taken against a whistleblower employee solely in retaliation for reporting allegations of impropriety that fall within the scope of this policy and which the employee reasonably believes to be true."
http://ir.americanexpress.com/phoenix.zhtml?c=64467&p=irol-govwhistle

questions and answers under oath in January 2009 that show that both Jason Brown and Qing admitted to the above violations of the Code, the June 2000 Contract, and SOX.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) Reasons for bringing such business to the annual meeting.

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

"proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: about 900 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees. Mr. Lindner is filing this as a pro-se litigant, and as a shareholder of over a decade, and has no legal counsel, as of this writing.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner November 8, 2010 *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT H

January 10, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated December 13, 2011

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission of the proposal upon which American Express relies.

Sincerely,

Carmen Moncada-Terry
Special Counsel

NOTICE OF SHAREHOLDER PROPOSAL

To:
Carol V. Schwartz, Group Counsel
(or to whomever is in charge of Shareholder Proposals)
American Express Company
200 Vesey Street, 50th Floor
New York, New York 10285

From:
Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

Date: Wednesday, December 07, 2011

This constitutes the proposal of shareholder Peter Lindner to be presented at the Annual Meeting of shareholders of American Express Company ("Amex") to be held on or about April 25, 2012. **Please confirm the timely receipt of this proposal, even though Mr. Sacca's letter today stated that the deadline was 2 weeks ago on November 23rd, 2011**, which you have rejected in the past for being submitted too late and for being "ordinary business", when in fact this relates to a matter of social importance, that is discrimination by Amex against gays. I note that less than 10 business days have elapsed due to the Thanksgiving holiday weekend, and that the deadline is typically in the last week in December, and that Amex has two weeks to respond to my proposal and I have 14 days to cure it. I will consider that my defect. The quote is:

14-day notice of defect(s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

[SEC document on Rule 14a-8, **Date:** July 13, 2001]

Please **also** confirm these matters relevant to whether the Amex Code of Conduct working that

1. Amex has stopped[1] me from attending the Amex 2007 Shareholder meeting and from communicating with the Securities and Exchange Commission (SEC) via Court action before

[1] And other restrictions, such as removing my website, which I was told I had to follow under pain of contempt of court:
"**Friday, April 06, 2007**
...
Dear Judge Koeltl,

Upon further reflection and in consultation with another attorney, I have decided to abide by the terms of settlement set forth before Judge Katz on Mar 29, 2007.

I repeat my advice to all parties that **I have closed my website and have notified the SEC verbally that I wished to withdraw my filing for the directorship and for the shareholder proposal, although the SEC has advised me that such withdrawal can NOT be done. I am awaiting further advice from the SEC.**

As I have continued to do, I will abide by the confidentiality agreement.

Sincerely,

Magistrate Judge Katz in the Southern District of NY (SDNY) via your lawyer Jean Park of Kelley Drye Warren, and that

2. Joe Sacca of Skadden Arps, along with Ms. Park, incorrectly told[2] US District Judge Koeltl in 2009 that Amex never interfered with my communications to the SEC. I would quote that transcript on page 4, lines 2-6, but Amex is keeping that transcript secret under Court ORDER, against my wishes, and that
3. Qing Lin, who reported to Amex's Banking President Ash Gupta for about 15 years, did admit under oath on January 15, 2009 that he (Qing) did violate ¶13 of the June 2000 Amex Lindner contract signed by me and by Ash Gupta, as recorded on page 175, lines 4-10 of the Transcript. Qing did so in violation of his signed Code of Conduct, and that Jason Brown of your Counsel's Office did report that to me in February 2006, yet denied it in a letter to me in March 2006. Mr. Brown's actions also were in violation of the Amex Code, which I am trying to change with this shareholder proposal. Please indicate if this is part of the reason why some two weeks after I brought up this matter to Ken Chenault, Amex CEO, at the April 2009 Shareholder Meeting, Qing left Amex. And that
4. Amex had access to videotapes of my questions and Mr. Chenault's answers at the Shareholder Meetings, which you will provide so that Amex Shareholders can judge for themselves whether the Amex Code of Conduct is working as Mr. Chenault avers. I note that statements made to a Shareholder Meeting are covered by the SEC as having to be fully qualified as true.

Required Information pursuant to American Express Co. by-law 2.9:

(i) (a) Brief description of business proposal.

In line with the laws and rules against employee **<u>discrimination</u>**, Amex shall amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance, the precise scope of which shall be determined by a "Truth Commission" after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This is especially with regard to EEOC (Equal Employment Opportunity Commission) cases and alleged discrimination by Amex.

(b) Reasons for bringing such business to the annual meeting.

Peter W. Lindner"
[Pacer Document 37-7, Filed 04/17/2007, Page 2 of 2; emphasis added]

[2] The quote of 3 quotes, here from the transcript, possibly made in concert with Ms. Park and Mr. Brown, possibly with intent to deceive the Court, which is a criminal misdemeanor in NY State under NY Judiciary §487:

"
10
94n3linc Motion
MR. SACCA: Good afternoon, your Honor. I will be
very brief. I don't intend to repeat anything that was in our
papers, unless your Honor would like clarification.
I would like to address just a couple points. One is
the accusation that we've made misrepresentations to the Court
about Mr. Lindner's ability to communicate with the SEC. There
is in fact **no evidence in the record that Mr. Lindner was under**
any prohibition from responding to the SEC in response to
American Express' request for no action."

[emphasis added; Transcript, April 23, 2009, 6:30 p.m]

Personal experience by Mr. Lindner of discrimination in violation of Title VII of the Civil Rights Act of 1964 and anecdotal evidence show that the Code is breached and not enforced. Rather, management regards the Code as nothing more than window-dressing for Sarbanes-Oxley compliance. Especially: In January 2009, Amex's employees admitted under oath a breach in March 2007 of an out-of-court settlement regarding gay discrimination against Mr. Lindner. Yet even with this knowledge, Amex CEO Ken Chenault told the April 2009 Shareholder meeting that:

> "full confidence in the Company's code of conduct and the integrity and values of our employees, for Steve who handled this from an administrative channel." [Steve was Secretary of the Corporation Stephen Norman]

Some two weeks later, the Amex employee who admitted (in January 2009) breaching the code (in March 2007) left Amex for a competitor, and that employee reported directly to Amex's President of Banking. Clearly someone one step down from the President who not only breached an agreement signed by that same President and covered it up for 4 years, well, that's a sign that the Code of Conduct is not working, and that at least two of the employees lacked integrity.

Moreover, Amex fought putting this Shareholder Proposal on the Proxy from 2007 through 2009, indicating that the Proposal only dealt with ordinary "business matters", when it was clear to Amex that it involved "significant social policy issues (e.g., significant discrimination matters)" [see paragraph below from SEC Rules]

This lack of adherence to basic principles of conduct erodes confidence in the Company, has affected or will affect the market price of the Company's shares, and warrants attention from the shareholders. In other words, this matter affects Shareholders as well as being socially significant, as is indicated in SEC Rule 14(a)(8) on Shareholder Proposals:

> "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."
> http://sec.gov/rules/final/34-40018.htm

(ii) Name and address of shareholder bringing proposal:

Mr. Peter Lindner

FISMA & OMB Memorandum M-07-16

(iii) Number of shares of each class of stock beneficially owned by Peter Lindner:

Common: more than 100 shares in ISP and Retirement Plan.

(iv) Material interest of Peter Lindner in the proposal.

Mr. Lindner has no financial interest in the proposal. He has been wronged by Amex employees' breach of the Code and Amex's failure to enforce the Code against those employees.

(v) Other information required to be disclosed in solicitations.

Mr. Lindner is a plaintiff in an action against the Company arising out of the aforesaid breach.

Signed:

Peter Lindner December 7, 2011 NYC, NY

EXHIBIT I

December 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Express Company
Incoming letter dated December 11, 2012

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

Sincerely,

Matt S. McNair
Special Counsel

From: Peter Lindner [mailto: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 30, 2012 1:35 PM
To: Sacca, Joseph N (NYC); cfletters@sec.gov
Subject: American Express: 2013 Shareholder Proposal

To the SEC:

Please see my American Express (Amex) Shareholder proposal which was wrongly omitted from several shareholder meetings since 2007 (as noted in the proposal itself, in violation of NY Law) and was wrongly argued by Amex as not being allowed, when in fact SEC rules expressly allow matters of "significant importance" such as "discrimination". This also says that Amex CEO Chenault gave misleading information to Shareholders, and falsely filed Sarbanes Oxley Compliance, which I hereby ask the SEC to forward to competent authorities for criminal and civil penalties.

To Joe Sacca, Esq.:

Please forward this request for my 2013 Shareholder proposal to Amex, and certify that I met the time requirement, and that I be both on the ballot for Board of Directors and that this Shareholder proposal be included in the proxy sent by Amex to shareholders. My letter for nomination to the Board is substantially the same as before, and incorporate that herein by reference (as was my June2000 Amex-Lindner contract incorporated in other agreements by reference.) I attach it also in Microsoft Word format, since as I have for 5 years, am open to settling this in an amicable fashion, including wording changes.

Regards,

Peter Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Friday, November 30, 2012 1:29 PM

Louise M. Parent
Executive Vice President and General Counsel
American Express
200 Vesey St
NYC, NY 10281

cc: SEC via email cfletters@sec.gov

Dear Ms. Parent:

Please acknowledge receipt and acceptance of this formal request for my 2013 Shareholder proposal to Amex, and certify that I met the time requirement, and that I be both on the ballot for Board of Directors and that this Shareholder proposal be included in the proxy sent by Amex to shareholders. My letter for nomination to the Board is substantially the same as before, and incorporate that herein by reference (as was my June2000 Amex-Lindner contract incorporated in other agreements by reference.)

AMERICAN EXPRESS: THE TEXT OF THE SHAREHOLDER ETHICS PROPOSAL 2013

*************Start of Shareholder Proposal 2013***************

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance on its provisions, especially with regard to discrimination against employees, the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders. This shall include a Truth Commission, patterned after the Truth Commissions used in South Africa to end Apartheid, for instance.

CEO Chenault in the April 2013 meeting shall under oath and videotaped available on the internet explain

1. his management team's involvement in covering up the illegal actions of Qing and of Amex VP Jason Brown, Esq., and
2. why they were illegal and contrary to the June 2000 Amex-Lindner Contract signed by Amex.
3. why Attorney Joe Sacca of Skadden Arps falsely told the Court that Amex did not interfere with Lindner's filing with the SEC in 2007,
4. why Chenault lied to the Shareholders that Management (which includes VP Brown, and VP Qing, and President Gupta) complied with the Code, when Qing and Brown admitted on videotape in January 2009 under oath that they violated it, and
5. why Amex pressured a federal Judge to stop Shareholders and the SEC from seeing the videotaped admission of guilt by Qing & Brown.

The CEO shall file a yearly statement with the SEC of any monies paid directly or indirectly to any official in the USA, including Judges.

Amex shall fully comply with Sarbanes-Oxley and all its filings with the SEC including the Code of Conduct and with FRCP 26 on giving email and Electronically Stored Information (ESI) to all EEOC cases, even if detrimental to Amex by showing non-compliance with the law or any written contract signed by Amex.

CEO Chenault shall release all email and personnel files to complainants in EEOC matters (as is required by FRCP 26) and is standard for ALL employment disputes since 1997.

This Shareholder Proposal includes both

- a video www.youtube.com/watch?v=u1XmxONWPEM
- and a website for deep background www.amexethics.blogspot.com

Amex shall petition the Court to release the video tapes owned and purchased by Peter Lindner. As in the Romney video of "47%" of the US do not pay income taxes, a mere transcript does not suffice, as it would be said to be "out of context," and the visual context and the entire speech can be examined to show that indeed the interpretation can be viewed as a piece of a whole.

This Shareholder Proposal is allowed under SEC rules of "significant matters", e.g. regarding discrimination.

*************End of Shareholder Proposal 2013***************

The above Shareholder Proposal is under 500 words:


Word Count
Statistics:
Pages 2
Words 426
Characters (no spaces) 2,177
Characters (with spaces) 2,615
Paragraphs 15
Lines 44
Include footnotes and endnotes
Show Toolbar
Close

I certify that I own at least $2,000 in American Express Shares for over 5 years, and perhaps $20,000.

Sincerely yours,

Peter W. Lindner

*** FISMA & OMB Memorandum M-07-16 ***

Document titled: " The Text Of The Shareholder Ethics Proposal 2013 ver a.doc"

EXHIBIT J

March 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Express Company
Incoming letter dated February 6, 2014

The proposal relates to the company's employee code of conduct.

There appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(e)(2) because American Express received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which American Express relies.

We note that American Express did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant American Express' request that the 80-day requirement be waived.

Sincerely,

Erin E. Martin
Attorney-Advisor

Tuesday, February 04, 2014 12:46 PM

Louise M. Parent
Executive Vice President and General Counsel
American Express
200 Vesey St
NYC, NY 10281

cc: SEC via email cfletters@sec.gov

Dear Ms. Parent:

Please acknowledge receipt and acceptance of this formal request for my 2014 Shareholder proposal to Amex, and certify that I met the time requirement, and that I be both on the ballot for Board of Directors and that this Shareholder proposal be included in the proxy sent by Amex to shareholders. My letter for nomination to the Board is substantially the same as before since 2007, and incorporate that herein by reference (as was my June2000 Amex-Lindner contract incorporated in other agreements by reference.)

AMERICAN EXPRESS: THE TEXT OF THE SHAREHOLDER ETHICS PROPOSAL 2014

*************Start of Shareholder Proposal 2014***************

Amend Amex's Employee Code of Conduct ("Code") to include mandatory penalties for non-compliance on its provisions, especially with regard to discrimination against employees; the precise scope of which shall be determined after an independent outside compliance review of the Code conducted by outside experts and representatives of Amex's board, management, employees and shareholders and Mr. Lindner. This shall include a Truth Commission, patterned after the Truth Commissions used in South Africa to end Apartheid.

CEO Chenault in the April 2014 meeting shall under oath and videotaped available on the internet explain

1. his management team's involvement in covering up the illegal actions of Qing and of Amex VP Jason Brown, Esq., and
2. why they were illegal and contrary to the June 2000 Amex-Lindner Contract signed by Amex,
3. why Attorney Joe Sacca of Skadden Arps falsely told the Court that Amex did not interfere with Lindner's filing with the SEC in 2007,
4. why Chenault lied to the Shareholders that Management (which includes VP Brown, and VP Qing, and President Gupta) complied with the Code, when Qing and Brown admitted on videotape in January 2009 under oath that they violated it, and
5. why Amex pressured a federal Judge to stop Shareholders and the SEC from seeing the videotaped **admission of guilt by Qing & Brown** and that Amex will agree to release said tapes for public viewing

The CEO shall file a yearly statement with the SEC of any monies paid directly or indirectly to any official in the USA, including Judges.

Amex shall fully comply with Sarbanes-Oxley and all its filings with the SEC including the Code of Conduct and with FRCP 26 on giving email and Electronically Stored Information (ESI) to all

EEOC cases, even if detrimental to Amex by showing non-compliance with the law or any written contract signed by Amex.

CEO Chenault shall release all email and personnel files to complainants in EEOC matters (as is required by FRCP 26) and is standard for ALL employment disputes since 1997.

This Shareholder Proposal shall includes both

- a video
- and a website for deep background www.amexethics.blogspot.com

Amex shall petition the Court to release the video tapes owned and purchased by Peter Lindner. As in the Romney video of "47%" of the US do not pay income taxes, a mere transcript does not suffice, as it would be said to be "out of context," and the visual context and the entire speech can be examined to show that indeed the interpretation can be viewed as a piece of a whole.

This Shareholder Proposal is allowed under SEC rules of "significant matters", e.g. regarding discrimination. This issue has been raised and suppressed by Amex since April 2007, both legally and perhaps illegally, and should be given a full hearing now, including why secondary relief measures are not working, such as SOX certification by the Accountants and investigation by the Amex CEO (Chenault), Ash Gupta (the manager of ex-VP Lin) and Louise Parent (manager of Brown).

*************End of Shareholder Proposal 2014**************

The above Shareholder Proposal is under 500 words:



Word Count
Statistics:
Pages 2
Words 499
Characters (no spaces) 2,508
Characters (with spaces) 3,014
Paragraphs 15
Lines 46
Include footnotes and endnotes
Show Toolbar
Close

I certify that I own at least $2,000 in American Express Shares for over 5 years, and perhaps $20,000.

Also, please confirm in writing that I am speaking at AMEX 2014 Shareholder meeting, and please indicate what time I will speak and for how many minutes I will be allowed. I note that Mr. Joe Sacca, Esq. falsely wrote me on Tuesday, April 16, 2013 12:06 PM that "You will receive the same opportunity to address the shareholder meeting as you have been afforded in prior years," since Amex had gone to federal court to stop me from attending or even speaking to the "shareholder meeting" in a prior year, specifically 2007.

Sincerely yours,

Peter W. Lindner

FISMA & OMB Memorandum M-07-16

Document titled: " The Text Of The Shareholder Ethics Proposal 2014 ver b.doc"